UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Rivian Automotive, Inc.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

(76954A103)

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76954A103

1.	Names of Reporting Persons Ford Motor Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,502,427

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 10,502,427

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,502,427

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.15%*

12.	Type of Reporting Person (See Instructions) CO

* Based on 913,130,805 shares of Class A common stock outstanding as of October 26, 2022, as reported in Rivian Automotive, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 filed with the Securities and Exchange Commission on November 9, 2022.

Item 1.
	(a)	Name of Issuer Rivian Automotive, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 14600 Myford Road, Irvine, California 92606

Item 2.
	(a)	Name of Person Filing Ford Motor Company
	(b)	Address of Principal Business Office or, if none, Residence One American Road, Dearborn, Michigan 48126
	(c)	Citizenship Delaware
	(d)	Title of Class of Securities Class A common stock, par value $0.001 per share
	(e)	CUSIP Number 76954A103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 10,502,427
(b) Percent of class: 1.15%*
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 10,502,427
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 10,502,427
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

* Based on 913,130,805 shares of Class A common stock outstanding as of October 26, 2022, as reported in Rivian Automotive, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 filed with the Securities and Exchange Commission on November 9, 2022.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2023
Date

/s/ David J. Witten
Signature

David J. Witten, Attorney-in-Fact
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit A

POWER OF ATTORNEY

FORD MOTOR COMPANY (the “Company”) hereby constitutes and appoints each of Douglas J. Cropsey, Jonathan E. Osgood, Victoria Pool, and David J. Witten as its true and lawful attorney-in-fact, effective immediately, to:

1.	Do anything on its behalf that is necessary or desirable to prepare, complete, and file in its name and on its behalf, whether individually or as a representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended (the “Act”), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, including without limitation Forms 3, 4, and 5, and any other forms required to be filed in accordance with Section 16(a) of the Act and the rules promulgated thereunder and all forms and schedules required to be filed in accordance with Section 13(d) of the Act and the rules promulgated thereunder (collectively, and including any amendments thereto, the “Forms and Schedules”);

2.	Execute such Forms and Schedules for the Company in its name and file such Forms and Schedules with the United States Securities and Exchange Commission and any stock exchange or similar authority as required by law or rule on the Company’s behalf; and

3.	Take any other action in connection with those Forms and Schedules or other documents that may be legally required or appropriate, in the opinion of the attorney-in-fact taking the action.

The Company grants each attorney-in-fact the power and authority to do anything that is required or appropriate in using his or her powers as attorney-in-fact, to the extent that the Company could act if personally present by one of its authorized signatories, with full power of substitution and ratifies and confirms everything these attorneys-in-fact (including substitutes for them) do under this Power of Attorney that is consistent with its terms.

This Power of Attorney shall remain in effect until such time as it is revoked in writing by the Company or is superseded by a new power of attorney regarding the purposes outlined in the first paragraph hereof dated as of a later date; provided that, in the event any attorney-in-fact listed herein ceases to be an employee of the Company, this Power of Attorney shall cease to have effect in relation to such attorney-in-fact upon such cessation but shall continue to be in full force and effect in relation to any remaining attorney-in-fact.

/s/ Cathy O’Callaghan
Cathy O’Callaghan

Date: 1/26/23